EXHIBIT 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

	October 31,

	2006	2007	2008
Pre-tax income from continuing operations	$1,976	$85,732	$41,539
Fixed charges:
Interest expense	24,165	26,996	12,927
Portion of rental expense representative of interest factor	3,049	3,505	4,104

Total fixed charges	27,214	30,501	17,031

Pre-tax income from continuing operations plus fixed charges	29,190	116,233	58,570
Ratio of earnings to fixed charges	1.07	3.81	3.44